SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2014
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Kenichiro Yoshida
(Signature)
Kenichiro Yoshida
Executive Vice President and
Chief Financial Officer

Date: May 14, 2014

List of materials

Documents attached hereto:

i) Press release announcing Company Split (Small-scale Company Split) of Sony Corporation into Sony Mobile Communications Inc.

May 14, 2014
Sony Corporation

Announcement of Company Split (Small-scale Company Split) of Sony Corporation into
Sony Mobile Communications Inc.

Sony Corporation (“Sony”) today announced that it has decided to have Sony Mobile Communications Inc. (“SOMC Inc.”), a wholly-owned subsidiary of Sony, succeed to certain rights and obligations related to common shares of Sony Mobile Communications AB (“SOMC AB”), owned by Sony and related businesses by an “absorption-type company split”, as set forth below.  This company split is a step in the process of a legal re-structuring relating to Sony’s mobile business.

Certain information is omitted from this announcement since this is an absorption-type company split conducted under the Companies Act of Japan in which Sony is expected to succeed to a business unit of Sony’s wholly owned subsidiary.

1.	Purpose of the company split

The purpose of this company split is to transfer certain rights and obligations related to SOMC AB’s common shares owned by Sony and related business of Sony to SOMC Inc. as part of the procedures of a legal re-structuring relating to Sony’s mobile business.

2.	Summary of the company split

(1)	Schedule of the company split
Approval of the company split agreement
(by the representative corporate executive officer) May 14, 2014
Execution of the company split agreement May 14, 2014
Effective date of the company split July 1, 2014 (scheduled)

*
Sony will perform the contemplated company split without obtaining shareholder approval of the company split agreement pursuant to the provisions of the “small-scale company split” set forth in Paragraph 3 of Article 784 of the Companies Act of Japan.

(2)	Method of the company split

The method of the contemplated company split is an absorption-type company split between Sony (as the splitting company) and SOMC Inc. (as the successor company).

(3)	Details of consideration allotted upon the company split

SOMC Inc. will issue 1 common share to Sony upon the completion of the contemplated company split.

(4)	Treatment of stock acquisition rights and bonds with stock acquisition rights of the splitting company

There will be no changes to the treatment of stock acquisition rights or bonds with stock acquisition rights of Sony upon the completion of the contemplated company split.

(5)	Increase or decrease of share capital upon the company split

There will be no increase or decrease of share capital of Sony upon the contemplated company split.

(6)	Rights and obligations to be succeeded by the successor company

SOMC Inc., as the successor company, will succeed to certain rights and obligations related to SOMC AB’s common shares currently owned by Sony and Sony’s related business, as set forth in the company split agreement.

(7)	Expectation on the performance capabilities of each party’s obligations

Sony expects that the contemplated company split will have no material impact on the performance capabilities of SOMC Inc. in respect of its obligations which become due after the effective date of the contemplated company split.

3.
Summary of each party (Numbers shown below are as of March 31, 2014 or for the fiscal year ended March 31, 2014 for Sony, as of March 31, 2013 or for the fiscal year ended March 31, 2013 for SOMC Inc. (Note 1) and SOMC AB (Note 2) )

(1)	Summary of each party

Trade name	Sony Corporation (Splitting Company)	Sony Mobile Communications Inc. (Successor Company) (Note 1)	Sony Mobile Communications AB (Company through which Sony has certain rights and obligations related to its common shares) (Note 2)
Business	Manufacture and sale of electronic and electrical machines and equipment	Development, manufacture and sale of mobile terminals and accessories	Development, manufacture and sale of mobile terminals and accessories
Date of incorporation	May 7, 1946	October 1, 2001	August 22, 2001
Location of head office	7-1, Konan 1-chome, Minato-ku, Tokyo, Japan	1-8-15, Konan, Minato-ku, Tokyo, Japan	221 88 Lund, Sweden
Title and name of Representative	Kazuo Hirai Representative Corporate Executive Officer	Kunimasa Suzuki President and Representative Director	Kunimasa Suzuki President and CEO
Stated capital	¥ 646,654 million	¥ 3,000 million	€ 100,000 thousand
Number of shares issued	1,044,707,767shares	60,000 shares	100,000,200 shares
Fiscal year-end	March 31	March 31	March 31

Major shareholders and shareholding ratios
1  Moxley and Co. LLC

2  The Bank of New York
Mellon SA/NV 10

3  The Master Trust Bank of
Japan, Ltd. (Trust Account)

4  Japan Trustee Services
Bank, Ltd. (Trust Account)

5  State Street Bank and Trust
Company
		9.00% 4.59% 4.28% 3.99% 1.80%	Sony Corporation 100%	Sony Corporation 100%
Net assets	¥ 2,783,141million (consolidated) (Note 3)		¥ 11,789 million (non-consolidated)	€ 60 million (non-consolidated)
Total assets	¥ 15,333,720 million (consolidated)		¥ 72,594 million (non-consolidated)	€ 3,230 million (non-consolidated)
Net assets per share	¥\ 2,163.63 (consolidated)		¥ 196,480.57 (non-consolidated)	€ 0.60 (non-consolidated)
Net sales	¥ 7,767,266 million (consolidated)		¥ 244,055 million (non-consolidated)	€ 1,661 million (non-consolidated)
Operating income	¥ 26,495 million (consolidated)		¥ 8,967 million (non-consolidated)	(€ 86) million (non-consolidated)
Ordinary income	¥ 25,741million (consolidated) (Note 3)		¥ 8,595 million (non-consolidated)	(€ 107) million (non-consolidated)
Net income (loss)	(¥ 128,369)million (consolidated) (Note 3)		¥ 5,476 million (non-consolidated)	(€ 103) million (non-consolidated)
Net income (loss) per share	(¥ 124.99) (consolidated) (Note 3)		¥ 91,267.43 (non-consolidated)	(€ 1.03) (non-consolidated)

Note1:	Because the financial statements of SOMC Inc. for the fiscal year ended March 31, 2014 have not yet been finalized, numbers presented above are for the fiscal year ended March 31, 2013.
Note2:
SOMC AB changed its fiscal year-end from December 31 to March 31 in 2013.  Therefore, the most recent fiscal year is the fiscal year ended March 31, 2014, however, as financial statements for such fiscal year have not yet been finalized, the information for the three month period ended March 31, 2013 presented above as information of the most recent fiscal year available.

Note3:
Since Sony prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States, “total equity”, “income before income taxes", “net income (loss) attributable to shareholders of Sony” and “net income (loss) attributable to shareholders of Sony per share” are stated in place of “net assets”, “ordinary income”, “net income (loss)” and “net income (loss) per share” respectively.

(2)	Summary of business subject to the company split

a.	Business subject to the company split

SOMC AB’s common shares owned by Sony and related business of Sony

b.	Operating results of the business transferred by the company split for the fiscal year ended March 31, 2014

Net sales: ¥ 0

c.	Assets and liabilities to be succeeded upon the company split

Assets: ¥ 297,149 million (including common shares of SOMC AB owned by Sony)
Liabilities: ¥ 0

4.	Status after the company split

There will be no changes in the trade name, the location of the head office, the title and name of representatives, the business (excluding the business transferred by the contemplated company split), the stated capital or fiscal year-end of either Sony or SOMC Inc. upon the completion of the contemplated company split.

5.	Outlook

No material impact on Sony’s consolidated financial forecast for the fiscal year ending March 31, 2015 is anticipated as a result of the completion of the contemplated company split.

(For reference)  Sony’s consolidated financial forecast for the fiscal year ending March 31, 2015, which was separately announced on today, and its consolidated financial results for the fiscal year ended March 31, 2014.
(Yen in billions)
	Sales and operating revenue	Operating income	Income before income taxes	Net income attributable to Sony Corporation’s stockholders
Consolidated financial forecast for the fiscal year ending March 31, 2015	7,800	140	130	(50)
Consolidated financial results for the fiscal year ended March 31, 2014	7,767.3	26.5	25.7	(128.4)